EXHIBIT 99.1
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Dear Plan Participant:

We have revised the Dividend Reinvestment and Common Stock Purchase Plan ("Plan"). These amendments were necessary because of increased costs to maintain the Plan. Please carefully review the enclosed prospectus which includes the following major changes to be effective November 11, 1996:

* Optional cash must be received by the 10th of the month or prior business day to be invested in the same month rather than the 5th of the month.

* Beneficial holders will be able to participate through brokers who wish to participate.

* A brokerage commission of $.05 per share to purchase stock and reinvest dividends will be paid by all participants in the Plan beginning November 15, 1996. The commission is generally lower than would otherwise be paid if an individual purchase of a like number of shares were made.

* Minimum optional cash payments per investment will be $100 rather than $50 commencing with cash received after November 8, 1996. Maximum investment will be $6,000 per calendar quarter rather than $2,000 per investment date.

* Initial investments for non-stockholders will be $250 rather than $50.

* In the future - The Company reserves the right to charge fees related to fixed costs of the Plan.

A notification will be mailed to all participants prior to initiating additional charges.

In addition, all shares allocated to participants under the Plan will be purchased on the open market by the Plan Agent; newly-issued shares will not be utilized.

If you have any questions after reading this prospectus, please call the Shareholder Services Department at (800) 354-2877 (within the US) or
(802) 747-5406.

Sincerely,



Jonathan W. Booraem
Treasurer

Enclosure